Exhibit 14

     July 27, 1994

     CONTACT AT MCKESSON - MARVIN L. KRASNANSKY
                            (415) 983-8316
             AT ELI LILLY- EDWARD A. WEST
                            (317) 276-3655

     LILLY, MCKESSON RECEIVE SECOND REQUEST FROM FTC
     FOR INFORMATION ON PCS TRANSACTION

          Eli Lilly and Company and McKesson Corp. today announced that they had received requests from the Federal Trade Commission for additional information under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act in connection with the previously-announced acquisition of McKesson's PCS Health Systems business by Lilly in a corporate restructuring.

          Lilly and McKesson said that they will promptly provide the requested information. The FTC request will extend the Hart-Scott-Rodino waiting period until ten days after the date on which Lilly substantially complies with the FTC's request, unless the FTC decides to terminate the waiting period earlier.

          Lilly and McKesson said such requests are not unusual for a transaction of this size. The companies also stated that they believe that the proposed transaction fully complies with federal antitrust laws and that they continue to expect to close the transaction in late September or early October 1994.

          As announced on July 11, a subsidiary of Lilly has commenced a cash tender offer for all outstanding shares of McKesson's common stock at a price of $76 net per share. In addition, prior to the consummation of the tender offer, McKesson will transfer all of its non-PCS assets and liabilities to a newly-formed corporation and will distribute the common stock of the new McKesson to the stockholders of McKesson.

          Lilly is a global research-based pharmaceutical corporation headquartered in Indianapolis, Indiana, that is working with its customers worldwide to help ensure that diseases are prevented, managed, and cured with maximum benefit and minimum cost to patients and society.

          McKesson, headquartered in San Francisco, is the world's largest distributor of pharmaceutical and related health care products, with operations in the U.S., Canada, and Mexico.

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